# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORM plc, CIK 0001655891
CUSIP: G89479102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Date of event which requires filing of this statement: 03/14/2025
Amends the filing with accession number 0001140361-24-042775
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- OCM NJORD HOLDINGS S.A R.L: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.41% of the class)
  Comment: The percent of class is calculated based on 97,989,514 shares of Class A common stock, par value $0.01 per share (the "Class A Shares") outstanding as of March 14, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on March 14, 2025 (the "Form 6-K").
- OAKTREE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.41% of the class)
  Comment: The percent of class is calculated based on 97,989,514 Class A Shares outstanding as of March 14, 2025, as reported in the Issuer's Form 6-K.
- OAKTREE CAPITAL HOLDINGS, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.41% of the class)
  Comment: The percent of class is calculated based on 97,989,514 Class A Shares outstanding as of March 14, 2025, as reported in the Issuer's Form 6-K.
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.41% of the class)
  Comment: The percent of class is calculated based on 97,989,514 Class A Shares outstanding as of March 14, 2025, as reported in the Issuer's Form 6-K.
- BROOKFIELD ASSET MANAGEMENT ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BROOKFIELD CORPORATION: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BROOKFIELD ASSET MANAGEMENT LTD.: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAM PARTNERS TRUST: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: TORM plc
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Comment: This Amendment No. 15 ("Amendment No. 15") is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 5, 2018, as amended by Amendment No. 1 thereto filed March 27, 2020, Amendment No. 2 thereto filed May 19, 2020, Amendment No. 3 thereto filed June 5, 2020, Amendment No. 4 thereto filed June 17, 2020, Amendment No. 5 thereto filed September 14, 2020, Amendment No. 6 thereto filed April 26, 2023, Amendment No. 7 thereto filed June 12, 2023, Amendment No. 8 thereto filed December 4, 2023, Amendment No. 9 thereto filed January 9, 2024, Amendment No. 10 thereto filed January 18, 2024, Amendment No. 11 thereto filed March 14, 2024, Amendment No. 12 thereto filed April 8, 2024, Amendment No. 13 thereto filed June 3, 2024 and Amendment No. 14 thereto filed October 3, 2024 (the "Original 13D," and together with Amendment No. 15, the "Schedule 13D") with respect to the Class A Shares of the Issuer. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 15 shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer is a foreign private issuer as defined in Rule 3b-4 of the Act and its principal executive offices are at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in row (11) of each cover page of this Schedule 13D is incorporated by reference into this Item 5.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D assume 97,989,514 Class A Shares outstanding as of March 14, 2025, which is based on the Issuer's Form 6-K. As of the date hereof, each of Njord Luxco, Management GP, OCH and OCGH (the "Oaktree Reporting Persons") may be deemed the beneficial owner of 40,581,120 Class A Shares, which represents approximately 41.41% of the total outstanding Class A Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have not effected any transactions since the filing of Amendment No. 13.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

Brookfield, which previously reported together with the Oaktree Reporting Persons, has been determined to no longer act together with the Oaktree Reporting Persons, and therefore has ceased to be the beneficial owner of more than five percent of the securities covered by this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement, dated as of March 18, 2025, by and among the Reporting Persons.

## Signatures
- OCM NJORD HOLDINGS S.A R.L: /s/ Martin Eckel, Martin Eckel / Manager (03/18/2025)
- OAKTREE CAPITAL MANAGEMENT GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (03/18/2025)
- OAKTREE CAPITAL HOLDINGS, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (03/18/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (03/18/2025)
- BROOKFIELD ASSET MANAGEMENT ULC: /s/ Kathy Sarpash, Kathy Sarpash / Managing Director, Legal & Regulatory (03/18/2025)
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava / Managing Director, Legal & Regulatory (03/18/2025)
- BROOKFIELD ASSET MANAGEMENT LTD.: /s/ Kathy Sarpash, Kathy Sarpash / Managing Director, Legal & Regulatory (03/18/2025)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash / Secretary (03/18/2025)